Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2021

With strong growth in operating results - Revenues up 380% (compared to corresponding period in 2020)

Tel-Aviv, Israel, December 26, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported unaudited financial results for the three and nine month periods ended September 30, 2021.

Financial Highlights

•
Revenues were approximately €32.8 million for the nine months ended September 30, 2021, compared to approximately €6.8 million for the nine months ended September 30, 2020. The revenue increase is mainly attributable to the achievement of PAC (preliminary acceptance certificate) of the photovoltaic plant held by Talasol Solar S.L. (the “Talasol PV Plant" and “Talasol”, respectively) on January 27, 2021, upon which the Company commenced recognition of revenues. The increase is also attributable to the Groen Gas Gelderland B.V. biogas facility (the “Gelderland Biogas Plant”) acquisition, in December 2020 and to improved operational efficiency at the Company’s biogas plants in the Netherlands.

•
Operating expenses were approximately €11.7 million for the nine months ended September 30, 2021, compared to approximately €3.4 million for the nine months ended September 30, 2020. This increase is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021 and the Gelderland Biogas Plant acquisition in December 2020. Depreciation expenses were approximately €11 million for the nine months ended September 30, 2021, compared to approximately €2.2 million for the nine months ended September 30, 2020.

•
Project development costs were approximately €1.8 million for the nine months ended September 30, 2021, compared to approximately €3 million for the nine months ended September 30, 2020. This decrease is mainly due to capitalization of expenses in connection with the project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (the “Manara PSP”).

•
General and administrative expenses were approximately €3.9 million for the nine months ended September 30, 2021, compared to approximately €3.3 million for the nine months ended September 30, 2020. The increase is mostly due to increased D&O liability insurance costs and to Talasol's expenses following the achievement of PAC of the Talasol PV Plant on January 27, 2021.

•
The Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.3 million for the nine months ended September 30, 2021, compared to approximately €1.9 million for the nine months ended September 30, 2020. This decrease is mainly attributable to the decrease in revenues of Dorad Energy Ltd. (“Dorad”) and higher financing expenses incurred by Dorad for the period as a result of the CPI indexation of loans from banks.

•
Financing expenses, net were approximately €10.4 million for the nine months ended September 30, 2021, compared to approximately €2.3 million for the nine months ended September 30, 2020. The increase in financing expenses, net, was mainly due to:

a)
financing expenses in connection with the Talasol PV Plant previously capitalized to fixed assets that are recognized in profit and loss starting from PAC, consisting of (i) approximately €1.5 million of interest on bank loans, (ii) approximately €0.9 million of swap related payments, (iii) approximately €1.4 million of expenses in connection with Talasol’s project finance, and (iv) approximately €1.5 million of interest accrued on shareholder loans granted by the minority shareholders of Talasol;

b)	approximately €0.8 million of expenses for the early repayment of the Company’s Series B Debentures; and

c)
expenses recorded in connection with the reevaluation of the Company’s derivative transactions and of a loan provided to U. Dori Energy Infrastructures Ltd. in the aggregate amount of approximately €0.4 million during the nine months ended September 30, 2021, compared to an aggregate income of approximately €1.5 million during the nine months ended September 30, 2020.

•
Taxes on income were approximately €0.6 million for the nine months ended September 30, 2021 compared to approximately €0.2 million for the nine months ended September 30, 2020. The increase in taxes on income mainly results from the achievement of PAC of the Talasol PV Plant on January 27, 2021.

•	Net loss was approximately €6.4 million for the nine months ended September 30, 2021, compared to approximately €5.7 million for the nine months ended September 30, 2020.

•
Total other comprehensive loss was approximately €8.9 million for the nine months ended September 30, 2021, compared to a profit of approximately €3.1 million for the nine months ended September 30, 2020. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on NIS denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €15.4 million for the nine months ended September 30, 2021, compared to approximately €2.6 million for the nine months ended September 30, 2020.

•	EBITDA was approximately €15.6 million for the nine months ended September 30, 2021, compared to a negative EBITDA of approximately €(1) million for the nine months ended September 30, 2020.

•
Net cash from operating activities was approximately €12.9 million for the nine months ended September 30, 2021, compared to net cash used in operating activities of approximately €2.3 million for the nine months ended September 30, 2020. The increase in net cash from operating activities is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021, upon which the Company commenced recognition of revenues and expenses.

•
As of December 1, 2021, the Company held approximately €59.2 million in cash and cash equivalents, €28 million in short term deposits and approximately €6.5 million in restricted short-term and long-term cash.

•
In December 2021, Talasol entered into a Facilities Agreement with European institutional lenders (the “Facilities Agreement”). The Facilities Agreement provides for the provision of a term loan facility in two tranches: (i) a term loan in the amount of €155 million for 22.5 years, and (ii) a term loan in the amount of €20 million for 21 years (together, the “New Financing”). The aggregate New Financing amount (€175 million), will be used by Talasol to repay the current outstanding project finance debt of Talasol in the amount of €121 million (the “Current Financing”). The weighted average life of the New Financing is approximately 11.5 years, compared to an original weighted average life of 5.5 years of the Current Financing. The New Financing bears a fixed annual interest rate at a weighted average of approximately 3%, compared to a variable interest rate that was fixed at an average of approximately 3% by an interest rate swap contract in the Current Financing. Out of the New Financing amount, €6.9 million will be deposited in Talasol’s account as a debt service fund and €10 million will be deposited in Talasol’s bank account as security for a letter of credit to the PPA provider (the “PPA Security Fund”). The PPA Security Fund will be reduced by €1 million every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the PPA. The financial closing of the New Financing is expected to occur in the coming weeks.

•
In October 2021, the Company issued NIS 120 million par value of its unsecured non-convertible Series C Debentures (the “Additional Series C Debentures”) to Israeli classified investors in a private placement (the “Private Placement”) for an aggregate gross consideration of approximately NIS 121.6 million, reflecting a price of NIS 1.0135 per NIS 1 principal amount. Following completion of the private placement, the aggregate outstanding par value of the Company’s Series C Debentures is approximately NIS 414.6 million. The Additional Series C Debentures have identical terms to the existing Series C Debentures of the Company.

Third Quarter 2021 CEO Review

Ran Fridrich, CEO and a board member of the Company, provided the following CEO review:

The results for the third quarter and of the nine months ended September 30, 2021 present a continuous improvement in revenues, gross profit and operating profit while maintaining a strong cash flow from operations and are in line with the Company’s business plan. The third quarter was characterized by higher electricity prices in Europe, which had a positive effect on the Company's revenues from the sale of electricity in Spain. The higher electricity prices resulted in an increase in Talasol's revenues that were derived from the production that is not subject to the financial power swap (approximately 25% of the actual output of the Talasol PV plant) and in the revenues derived by the Company's Spanish 7.9MW photovoltaic portfolio.

The Adjusted EBITDA for the nine months ended September 30, 2021 was approximately €21 million and the Adjusted FFO for the nine months ended September 30, 2021 was approximately €14 million.

Alongside these improvements, the reevaluation during the third quarter of the financial power swap executed in connection with the Talasol PV plant was negative and amounted to approximately €11.9 million, due to the substantial outstanding amount of the derivative (notional value of approximately €130 million). Such negative reevaluation is recorded as part of the other comprehensive income (loss) and does not otherwise impact the Company's profit and loss statement.

Subsequent to the balance sheet date, Talasol successfully entered into the Facilities Agreement to refinance the Talasol project. The new financing doubles the weighted average life of the debt without any increase in interest rate, while increasing the coverage ratio from 1.3 to 1.7.
Following the anticipated closing of the Facilities Agreement, Talasol expects to distribute an aggregate amount of approximately €30 million to its shareholders, including the Company, which holds 51% of Talasol. In addition, Talasol's free cash will increase by approximately €3 million per year for the upcoming 9 years, thus increasing future distributions.

The Company is currently engaged in the construction of 2 main projects –

•	A 28 MW photovoltaic project in Spain - The construction is in advanced stages and connection to the electricity grid is expected in February 2022; and

•
A 156 MW pumped storage project in the Menara cliff, Israel - the works are progressing as planned, the construction of the access tunnel is in progress and the construction of the reservoirs and the low pressure tunnel will begin in the upcoming weeks, all in accordance with the planned schedules.

The development of photovoltaic projects that are in advanced stages in Italy (approximately 480 MW) is also progressing as planned. The initial 20 MW are expected to enter into EPC agreements and issue limited notices to proceed in the upcoming days. An additional 100 MW are expected to receive final required permits shortly and construction is expected to commence in the second half of 2022. Additional photovoltaic projects are being developed in Spain (150 MW) and in Israel (photovoltaic + storage).

The Company's three main focal points are: improving the results of its operating projects, managing the construction of projects under construction, and developing the backlog of projects that will be constructed in the coming years.

Use of NON-IFRS Financial Measures

EBITDA, Adjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and Adjusted FFO is calculated by deducting tax expenses and interest expenses on bank loans, debentures and others from the Adjusted EBITDA. The Company uses the terms “Adjusted EBITDA” and “Adjusted FFO” to highlight the fact that in the calculation of these Non-IFRS financial measures the Company presents the revenues from the Talmei Yosef PV Plant under the fixed asset model and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and includes the financial results of Talasol for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules. The Company presents these measures in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA, Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA, Adjusted EBITDA and Adjusted FFO may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 14 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and delays, technical and other disruptions in the operations or construction of the power plants owned by the Company or in the development efforts of the projects under development by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	September 30,	December 31,	September 30,
	2021	2020	2021
	(Unaudited)	(Audited)	(Unaudited)
			Convenience Translation
	€ in thousands		into US$ in thousands*
Assets
Current assets
Cash and cash equivalents	58,053	66,845	67,168
Marketable securities	-	1,761	-
Short term deposits	-	8,113	-
Restricted cash	4,216	-	4,878
Receivable from concession project	1,674	1,491	1,937
Trade and other receivables	11,146	9,825	12,896
	75,089	88,035	86,879
Non-current assets
Investment in equity accounted investee	32,267	32,234	37,333
Advances on account of investments	1,561	2,423	1,806
Receivable from concession project	25,560	25,036	29,573
Fixed assets	325,564	264,095	376,682
Right-of-use asset	23,152	17,209	26,787
Intangible asset	4,580	4,604	5,299
Restricted cash and deposits	6,247	9,931	7,228
Deferred tax	8,264	3,605	9,562
Long term receivables	1,155	2,762	1,336
Derivatives	1,557	10,238	1,801
	429,907	372,137	497,407
Total assets	504,996	460,172	584,286
Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	12,447	10,232	14,401
Current maturities of long term loans	3,549	4,021	4,106
Debentures	13,296	10,600	15,384
Trade payables	3,939	12,387	4,557
Other payables	14,799	**6,044	17,123
Derivatives short term	5,983	**1,378	6,922
Lease liability short term	4,874	**490	5,639
	58,887	45,152	68,132
Non-current liabilities
Lease liability	15,602	17,299	18,052
Liabilities to banks	144,506	134,520	167,196
Other long term loans	52,702	49,396	60,977
Debentures	83,787	72,124	96,943
Deferred tax	8,375	7,806	9,690
Other long term liabilities	6,178	513	7,148
Derivatives	12,764	8,336	14,768
	323,914	289,994	374,774
Total liabilities	382,801	335,146	442,906

Equity
Share capital	25,578	25,102	29,594
Share premium	85,774	82,401	99,242
Treasury shares	(1,736)	(1,736)	(2,009)
Transaction reserve with non-controlling Interests	5,145	6,106	5,953
Reserves	2,028	4,164	2,346
Retained earnings	1,130	8,191	1,307
Total equity attributed to shareholders of the Company	117,919	124,228	136,433
Non-Controlling Interest	4,276	798	4,947
Total equity	122,195	125,026	141,380
Total liabilities and equity	504,996	460,172	584,286

* Convenience translation into US$ (exchange rate as at September 30, 2021: EUR 1 = US$ 1.16)
** Reclassified

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Comprehensive Income  (Loss) (in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2021	2020	2021	2020	2020	2021
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Revenues	13,311	2,630	32,766	6,844	9,645	37,911
Operating expenses	(4,144)	(1,264)	(11,650)	(3,410)	(4,951)	(13,479)
Depreciation and amortization expenses	(3,992)	(797)	(11,048)	(2,244)	(2,975)	(12,783)
Gross profit	5,175	569	10,068	1,190	1,719	11,649

Project development costs	(726)	(674)	(1,845)	(3,012)	(3,491)	(2,135)
General and administrative expenses	(1,377)	(1,122)	(3,949)	(3,326)	(4,512)	(4,569)
Share of profits of equity accounted investee	1,056	1,055	284	1,905	1,525	329
Other income	-	-	-	-	2,100	-
Operating profit (loss)	4,128	(172)	4,558	(3,243)	(2,659)	5,274

Financing income	630	550	2,346	1,340	2,134	2,714
Financing income (expenses) in connection with derivatives and warrants, net	(462)	433	(403)	1,532	1,094	(466)
Financing expenses in connection with projects finance	(1,870)	(524)	(5,528)	(1,368)	(1,863)	(6,396)
Financing expenses in connection with debentures	(532)	(438)	(2,800)	(1,390)	(2,155)	(3,240)
Interest expenses on minority shareholder loan	(565)	-	(1,504)	-	-	(1,740)
Other financing expenses	(2,165)	(1,202)	(2,549)	(2,404)	(2,844)	(2,949)
Financing expenses, net	(4,964)	(1,181)	(10,438)	(2,290)	(3,634)	(12,077)
Loss before taxes on income	(836)	(1,353)	(5,880)	(5,533)	(6,293)	(6,803)
Tax benefit (Taxes on income)	(459)	(72)	(552)	(160)	125	(639)
Loss for the period	(1,295)	(1,425)	(6,432)	(5,693)	(6,168)	(7,442)
Loss attributable to:
Owners of the Company	(2,147)	(940)	(7,061)	(4,411)	(4,627)	(8,170)
Non-controlling interests	852	(485)	629	(1,282)	(1,541)	728
Loss for the period	(1,295)	(1,425)	(6,432)	(5,693)	(6,168)	(7,442)
Other comprehensive income (loss) items that
after initial recognition in comprehensive income
(loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	3,904	(1,197)	5,588	(1,283)	(482)	6,465
Effective portion of change in fair value of cash flow hedges	(7,444)	12,942	(12,646)	3,653	2,210	(14,632)
Net change in fair value of cash flow hedges transferred to profit or loss	(647)	528	(1,872)	718	555	(2,166)
Total other comprehensive income (loss)	(4,187)	12,273	(8,930)	3,088	2,283	(10,333)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(372)	5,531	(2,136)	794	881	(2,472)
Non-controlling interests	(3,815)	6,742	(6,794)	2,294	1,402	(7,861)
Total other comprehensive income (loss)	(4,187)	12,273	(8,930)	3,088	2,283	(10,333)

Total comprehensive income (loss) for the period	(5,482)	10,848	(15,362)	(2,605)	(3,885)	(17,775)

Total comprehensive income (loss) for the period attributable to:
Owners of the Company	(2,519)	4,591	(9,197)	(3,617)	(3,746)	(10,642)
Non-controlling interests	(2,963)	6,257	(6,165)	1,012	(139)	(7,133)
Total comprehensive income (loss) for the period	(5,482)	10,848	(15,362)	(2,605)	(3,885)	(17,775)

Basic net loss per share	(0.17)	(0.07)	(0.55)	(0.36)	(0.38)	(0.64)
Diluted net loss per share	(0.17)	(0.07)	(0.55)	(0.36)	(0.38)	(0.64)

* Convenience translation into US$ (exchange rate as at September 30, 2021: EUR 1 = US$ 1.16)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (in thousands)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the nine months ended September 30, 2021 (unaudited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the period	-	-	(7,061)	-	-	-	-	(7,061)	629	(6,432)
Other comprehensive loss for the period	-	-	-	-	5,270	(7,406)	-	(2,136)	(6,794)	(8,930)
Total comprehensive loss for the period	-	-	(7,061)	-	5,270	(7,406)	-	(9,197)	(6,165)	(15,362)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(961)	(961)	961	-
Warrants exercise	454	3,348	-	-	-	-	-	3,802	-	3,802
Options exercise	22	-	-	-	-	-	-	22	-	22
Share-based payments	-	25	-	-	-	-	-	25	-	25
Balance as at September 30, 2021	25,578	85,774	1,130	(1,736)	9,093	(7,065)	5,145	117,919	4,276	122,195

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the three months ended September 30, 2021 (unaudited):
Balance as at July 1, 2021	25,578	85,762	*3,277	(1,736)	5,459	(3,059)	5,145	120,426	7,239	127,665
Loss for the period	-	-	(2,147)	-	-	-	-	(2,147)	852	(1,295)
Other comprehensive loss for the period	-	-	-	-	3,634	(4,006)	-	(372)	(3,815)	(4,187)
Total comprehensive loss for the period	-	-	(2,147)	-	3,634	(4,006)	-	(2,519)	(2,963)	(5,482)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	12	-	-	-	-	-	12	-	12
Balance as at September 30, 2021	25,578	85,774	1,130	(1,736)	9,093	(7,065)	5,145	117,919	4,276	122,195

* Reclassified - The Company capitalized financing expenses related to the equity investment amount provided in connection with Manara PSP in order to reflect more appropriately the nature and the way in which economic benefits are expected to be derived from the use of such costs.

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
			Retained earnings (accumulated deficit)		Translation reserve from foreign operations		Transaction reserve with non-controlling Interests

	Share Capital	Share Premium		Treasury shares		Hedging Reserve
								Total
		€ in thousands
For the nine months ended September 30, 2020:
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the period	-	-	(4,411)	-	-	-	-	(4,411)	(1,282)	(5,693)
Other comprehensive loss for the period	-	-	-	-	(1,393)	2,187	-	794	2,294	3,088
Total comprehensive loss for the period	-	-	(4,411)	-	(1,393)	2,187	-	(3,617)	1,012	(2,605)
Transactions with owners of the Company, recognized directly in equity:
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	28	-	-	-	-	-	28	-	28
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Balance as at September 30, 2020	25,102	82,379	8,407	(1,736)	2,963	1,114	6,106	124,335	1,949	126,284

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
					Translation Reserve from foreign operations		Transaction reserve with non-controlling Interests
	Share capital	Share premium	Retained earnings	Treasury shares		Hedging Reserve
								Total
	€ in thousands
For the year ended December 31, 2020 (audited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Profit (loss) for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive loss for the year	-	-	-	-	(533)	1,414	-	881	1,402	2,283
Total comprehensive loss for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
Balance as at December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$*
For the nine months ended September 30, 2021 (unaudited):
Balance as at January 1, 2021	29,044	95,339	9,477	(2,009)	4,423	395	7,065	143,734	923	144,657
Loss for the period	-	-	(8,170)	-	-	-	-	(8,170)	728	(7,442)
Other comprehensive loss for the period	-	-	-	-	6,097	(8,569)	-	(2,472)	(7,861)	(10,333)
Total comprehensive loss for the period	-	-	(8,170)	-	6,097	(8,569)	-	(10,642)	(7,133)	(17,775)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	10,045	10,045
Buy of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(1,112)	(1,112)	1,112	-
Warrants exercise	525	3,874	-	-	-	-	-	4399	-	4,399
Options exercise	25	-	-	-	-	-	-	25	-	25
Share-based payments	-	29	-	-	-	-	-	29	-	29
Balance as at September 30, 2021	29,594	99,242	1,307	(2,009)	10,520	(8,174)	5,953	136,433	4,947	141,380

* Convenience translation into US$ (exchange rate as at September 30, 2021: EUR 1 = US$ 1.16)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2021	2020	2021	2020	2020	2021
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Loss for the period	(1,295)	(1,425)	(6,432)	(5,693)	(6,168)	(7,442)
Adjustments for:
Financing expenses, net	4,964	1,181	10,438	2,290	3,634	12,077
Depreciation and amortization	3,992	797	11,048	2,244	2,975	12,783
Share-based payment transactions	12	8	25	28	50	29
Share of profits of equity accounted investee	(1,056)	(1,055)	(284)	(1,905)	(1,525)	(329)
Payment of interest on loan from an equity accounted investee	-	-	859	582	582	994
Change in trade receivables and other receivables	(4,301)	(858)	(6,425)	(731)	(3,868)	(7,434)
Change in other assets	582	618	(200)	384	179	(231)
Change in receivables from concessions project	556	519	1,313	1,223	1,426	1,519
Change in trade payables	928	(304)	(13)	(339)	190	(15)
Change in other payables	3,499	469	6,807	837	(1,226)	7,876
Income tax expense (tax benefit)	459	72	552	160	(125)	639
Income taxes paid	-	(88)	(15)	(88)	(119)	(17)
Interest received	406	445	1,327	1,314	2,075	1,535
Interest paid	(2,243)	(728)	(6,100)	(2,581)	(3,906)	(7,058)
Net cash from (used in) operating activities	6,503	(349)	12,900	(2,275)	(5,826)	14,926
Cash flows from investing activities
Acquisition of fixed assets	(8,785)	(22,398)	(72,578)	(103,678)	(128,420)	(83,974)
Acquisition of subsidiary, net of cash acquired	-	-	-	-	(7,464)	-
VAT associated with the acquisition of fixed assets	2,310	-	2,310	-	-	2,673
Repayment of loan by an equity accounted investee	-	-	1,400	1,923	1,978	1,620
Loan to an equity accounted investee	(52)	-	(296)	-	(181)	(342)
Advances on account of investments	-	(1,554)	(8)	(1,554)	(1,554)	(9)
Settlement of derivatives contract	-	-	(252)	-	-	(292)
Proceeds (investment) in restricted cash, net	(19)	(230)	(204)	22,350	23,092	(236)
Proceeds (investment) in short term deposit	-	(1,407)	8,533	(1,407)	(1,323)	9,873
Proceeds from marketable securities	-	1,364	1,785	1,364	1,800	2,065
Acquisition of marketable securities	-	-	-	-	(1,481)	-
Compensation as per agreement with Erez Electricity Ltd	-	-	-	1,418	1,418	-
Net cash used in investing activities	(6,546)	(24,225)	(59,310)	(79,584)	(112,135)	(68,622)
Cash flows from financing activities
Sale of shares in subsidiaries to non-controlling interests	-	-	1,400		-	1,620
Proceeds from options	-	20	22	20	20	25
Cost associated with long term loans	(1,122)	-	(1,319)	-	(734)	(1,526)
Proceeds from long term loans	39	21,291	32,515	101,837	111,357	37,620
Repayment of long-term loans	(7,360)	-	(10,750)	(2,766)	(3,959)	(12,438)
Repayment of Debentures	-	-	(30,730)	(26,923)	(26,923)	(35,555)
Issuance / exercise of warrants	-		3,675	320	2,544	4,252
Issuance of ordinary shares	-	8,087	-	21,275	21,275	-
Repayment of Lease liability	(4,086)	-	(4,086)	-	-	(4,728)
Proceeds from issue of convertible debentures	-	-	15,571	-	-	18,016
Proceeds from issuance of Debentures, net	-	-	25,465	-	38,057	29,463
Net cash from (used in) financing activities	(12,529)	29,398	31,763	93,763	141,637	36,749

Effect of exchange rate fluctuations on cash and cash equivalents	3,366	(2,067)	5,855	(2,424)	(1,340)	6,774
Increase (decrease) in cash and cash equivalents	(9,206)	2,757	(8,792)	9,480	22,336	(10,173)
Cash and cash equivalents at the beginning of the period	67,259	51,232	66,845	44,509	44,509	77,341
Cash and cash equivalents at the end of the period	58,053	53,989	58,053	53,989	66,845	67,168

* Convenience translation into US$ (exchange rate as at September 30, 2021: EUR 1 = US$ 1.16)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments

	PV								Total
	Italy	Spain	Ellomay Solar[1]	Talasol	Israel[2]	Bio Gas	Dorad	Manara PSP	reportable segments	Reconciliations	Consolidated
	For the nine months ended September 30, 2021
	Unaudited
	€ in thousands

Revenues	-	2,194	-	[3]20,330	3,339	9,417	38,625	-	73,905	(41,139)	32,766
Operating expenses	-	(738)	-	(3,004)	(272)	(7,636)	(29,199)	-	(40,849)	29,199	(11,650)
Depreciation expenses	-	(678)	-	(7,673)	(1,745)	(2,337)	(4,070)	-	(16,503)	5,455	(11,048)
Gross profit (loss)	-	778	-	9,653	1,322	(556)	5,356	-	16,553	(6,485)	10,068
Project development costs											(1,845)
General and
administrative expenses											(3,949)
Share of loss of equity
accounted investee											284
Operating profit											4,558
Financing income											2,346
Financing expenses in connectionand with derivatives and warrants, net											(403)
Financing expenses, net											(12,381)
Loss before taxes
on Income											(5,880)
Segment assets as at
September 30, 2021	1,091	14,795	7,849	241,161	37,355	34,616	115,187	97,487	549,541	(44,544)	504,997

1 Ellomay Solar, S.L, the developer of a 28 MW solar project near the Talasol PV Plant.
2 The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
3 Not including an amount of approximately €1 million of proceeds from the sale of electricity prior to January 27, 2021 (the date in which the Talasol PV Plant achieved PAC).

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Loss to EBITDA (in thousands)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2021	2020	2021	2020	2020	2021
	Unaudited
	€ in thousands					Convenience Translation into US$*
Loss for the period	(1,295)	(1,425)	(6,432)	(5,693)	(6,168)	(7,442)
Financing expenses, net	4,964	1,181	10,438	2,290	3,634	12,077
Taxes on income	459	72	552	160	(125)	639
Depreciation	3,992	797	11,048	2,244	2,975	12,783
EBITDA	8,120	625	15,606	(999)	316	18,057

* Convenience translation into US$ (exchange rate as at September 30, 2021: EUR 1 = US$ 1.16)

Reconciliation of Loss to Adjusted EBITDA and to Adjusted FFO

For the nine months ended September 30, 2021
Unaudited
€ in thousands
Loss for the period	(6,432)
Financing expenses, net	10,438
Taxes on income	552
Depreciation	11,048
Adjustment to the Share of loss of equity accounted investee to include the Company's share in distributions	1,975
Adjustment to the revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,514
Adjustment to include the financial revenues of the Talasol for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules	895
Adjusted EBITDA	20,990
Taxes on income	(552)
Interest and SWAP expenses on bank loans and debentures	(6,409)
Adjusted FFO	14,029

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series C and Series D Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on March 31, 2021 and below.

Net Financial Debt

As of September 30, 2021, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €41.4 million (consisting of approximately €231.54 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €99.55 million in connection with the Series C Debentures issuances (in July 2019,  October 2020 and February 2021) and Series D Debentures issuance (in February 2021), net of approximately €58.1 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €231.56 million of project finance and related hedging transactions of the Company’s subsidiaries).

4 Short-term and long-term debt from banks and other interest bearing financial obligations amount provided above, includes an amount of approximately €11.4 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
5 Debentures amount provided above includes an amount of approximately €2.4 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.
6 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of September 30, 2021, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was approximately €122.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) was 25.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7, was 2.1.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended September 30, 2021:

For the four quarter period ended September 30, 2021
Unaudited
€ in thousands
Loss for the period	(6,907)
Financing expenses, net	11,782
Taxes on income	267
Depreciation	11,779
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,112
Share-based payments	47
Adjusted EBITDA as defined the Series C Deed of Trust	20,080

7 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of September 30, 2021, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €134 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) was 23.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA8 was 1.5.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended September 30, 2021:

For the four quarter period ended September 30, 2021
Unaudited
€ in thousands
Loss for the period	(6,907)
Financing expenses, net	11,782
Taxes on income	267
Depreciation	11,779
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,112
Share-based payments	47
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[9]	6,899
Adjusted EBITDA as defined the Series D Deed of Trust	26,979

8 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
9 The adjustment is based on the results of the Talasol Project since January 27, 2021 and of the biogas plant in Gelderland since January 1, 2021. The results of the biogas plant in Gelderland were not included in the profit and loss statement of the Company for the year ended December 31, 2020.